APA Securities, LLC

Financial Statements and Supplemental Information
(Confidential Pursuant to Rule 17a-5(e)(3))
Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: APA Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

920 Sylvan Avenue, Suite 240
(No. and Street)

Englewood Cliffs	NJ	07632
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Yeates	646-564-9227	ryeates@ap-advisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDMP Assurance, LLP
(Name – if individual, state last, first, and middle name)

2211 Congress Street	Portland	ME	04102
(Address)	(City)	(State)	(Zip Code)

6/10/2025	7293
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Yeates, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of APA Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Richard J Yeates

Sworn to and subscribed before me this 26th day of Feb, 2026

HYUN D JIN
NOTARY PUBLIC
STATE OF NEW JERSEY
ID #50141686
MY COMMISSION EXPIRES 10/28/2030

Signature: Richard Yeates

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Managing Member of
APA Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of APA Securities, LLC (the Company) as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (SEC), Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-3 of the SEC, and Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the SEC (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDMP Assurance, LLP

We have served as the Company's auditor since 2025.

Portland, Maine
February 25, 2026

APA Securities, LLC

Statement of Financial Condition

As of December 31, 2025

Assets

Cash segregated under Federal and other regulations	$	581,446
Cash and cash equivalents		766,460
Due from Parent		96,755
Other assets		23,079
	$	1,467,740

Liabilities and Member's Equity

Liabilities:

Accrued expenses and other liabilities	$	419,504
Due to Parent		97,631
Total Liabilities	$	517,135
Member's Equity		950,605
	$	1,467,740

See accompanying notes to financial statements.

APA Securities, LLC

Statement of Income

Year Ended December 31, 2025

Revenues:		
Processing fees	$	1,372,534
Net Revenues		**1,372,534**
Expenses:		
Transfer agent fees		**8,639**
Salaries and employee benefits		**610,234**
Commissions		**45,195**
Occupancy		**65,677**
Professional fees		**156,342**
Miscellaneous		**22,360**
Total Expenses		**908,447**
Net Income	$	**464,087**

See accompanying notes to financial statements.

APA Securities, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2025

Balance, January 1, 2025	$	911,518
Net income		464,087
Withdrawals		(425,000)
Balance, December 31, 2025	$	950,605

See accompanying notes to financial statements.

APA Securities, LLC

Statement of Cash Flows

Year ended December 31, 2025

Cash Flows From Operating Activities:		
Net income	$	464,087
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (Increase) in assets:		
Due from Parent		4,702
Other assets		(6,824)
Increase (decrease) in liabilities:		
Accrued expenses and other liabilities		22,165
Due to Parent		7,836
Net Cash Provided By Operating Activities		491,966
Cash Flows From Financing Activities:		
Withdrawals		(425,000)
Net Increase in Cash and Cash Equivalents		66,966
Cash and Cash Equivalents, Beginning of Year		1,280,940
Cash and Cash Equivalents, End of Year	$	1,347,906

Reconciliation of Cash and Cash Equivalents to the Statement of Financial Condition:		
Cash segregated under Federal and other regulations	$	581,446
Cash and cash equivalents		766,460
	$	1,347,906

See accompanying notes to financial statements.

APA Securities, LLC

December 31, 2025

Notes to Financial Statements

1. Business

APA Securities, LLC ("Company"), is engaged in assisting the Company's direct parent, Abandoned Property Advisors, LLC ("APA"), to update security holder accounts, exchange, or tender shares registered to inactive, deceased, untendered or lost security holders. APA performs its services at the request of transfer agents or issuers. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company has identified the President as the chief operating decision maker, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the chief operating decision maker uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole.

The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies footnote. Refer to the Company's statement of income for the Company's segment revenue and significant expenses. The measure of segment assets is reported on the statement of financial condition as total assets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of 90 days or less when purchased as cash equivalents.

Concentrations of Credit Risk

Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Management believes that it limits its credit exposure by placing its temporary cash investments in, what it believes to be, high credit quality institutions.

Revenue Recognition

The Company recognizes revenue from its services as provided to APA under the terms of its Brokerage Service Agreement. Under the Brokerage Service Agreement, the Company's revenue is in the form of a monthly administrative fee plus transactional processing fees. The transactional processing fee is .9% of the net asset value of all cash received by the Company in its cash account from providing such services and an additional processing fee of $125 per item processed is

APA Securities, LLC

December 31, 2025

Notes to Financial Statements

assessed for issues that use certain transfer agents. For the year ended December 31, 2025, the gross revenue earned by the Company totaled $1,372,534. Revenues are earned over time as the Company is continuously providing services to APA.

The value of fees earned for the recovery of unclaimed securities may vary from the date a contract with the heir and/or fiduciary is executed through the date of the ultimate recovery reflecting the market fluctuations in the underlying assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statements, as the Company is a disregarded entity for income tax purposes. The ultimate responsibility for the provision of income taxes is with APA, the 100% owner of the Company.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2025, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Commissions

The Company does not earn commissions, but rather all revenue is earned from APA under the Brokerage Service Agreement more fully described under the Revenue Recognition and Related Party Transactions sections. Commissions the Company pays, and related expenses, are recorded on a trade-date basis as securities transactions occur.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined under Rule 15c3-1, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to

APA Securities, LLC

December 31, 2025

Notes to Financial Statements

regulatory net capital ratio would exceed 10 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company has a minimum regulatory net capital requirement of $250,000. As of December 31, 2025, the Company had regulatory net capital of $830,625 and the regulatory net capital ratio was 0.62 to 1.

4. Cash Segregated Under Federal and Other Regulations

As of December 31, 2025, cash of $581,446 has been segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

5. Related Party Transactions

Under a written Support Service Agreement ("Agreement"), APA provides certain administrative, operating and other services (including serving as the employer of all full-time and shared Company employees) for which the cost is allocated to the Company. During the year ended December 31, 2025, the Company reimbursed APA $709,381. APA also pays expenses of or attributable to the Company under the Agreement and the Company reimburses APA. During the year ended December 31, 2025, expenses paid by APA on behalf of the Company amounted to $716,627, of which $97,631 is due to APA and is included in the statement of financial condition as of December 31, 2025.

Under a written Brokerage Service Agreement, the Company provides such services as are necessary for APA to fulfill the obligations of its agreement with shareholders or legal claimants. These services may include, but not be limited to, performing quality control checks to ensure transfer instructions are complete and accurate; providing Medallion Signature Guarantees on shareholder or legal claimant transfer instructions; delivering instructions to transfer agents; facilitating the re-registration or transfer of shares with the appropriate transfer agent; engaging a third-party clearing broker and delivering instructions to electronically transfer shares into the Company's omnibus account with the clearing broker; providing trade instructions to a clearing broker; taking receipt of sale proceeds, re-issued dividends and proceeds that represent only APA's fee in the Company's cash account; segregating APA's fees from customer funds and delivering the fees to APA on a recurring basis; issuing checks to shareholders or legal claimants; addressing complaints arising out of the liquidation of shares and processing requests for refunds, buy-backs of shares; and issuing Form 1099 statements to shareholders and legal claimants for all sales of shares executed by the Company. During the year ended December 31, 2025, the Company charged APA $1,372,534 in brokerage service fees. As of December 31, 2025, $96,755 is included in Due from Parent in the statement of financial condition related to providing these services.

6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make

APA Securities, LLC

December 31, 2025

Notes to Financial Statements

under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 25, 2026, the date the financial statements were available to be issued.

APA Securities, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1
and Statement Pursuant to Rule 17a-5(d)(2)(iii)

December 31, 2025

Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital:

Total member's equity from statement of financial condition	$	950,605
Less: Nonallowable assets		(119,834)
Less: Haircuts on Canadian balances		(146)
Net Capital		830,625
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6.66% of $517,135 under Rule 5c3-1		34,476
Minimum dollar net capital requirement of reporting broker/dealer		250,000
Net capital requirement		250,000
Excess Net Capital		580,625
Computation of Aggregate Indebtedness:		
Accrued expense and other liabilities		419,504
Due to Parent		97,631
	$	517,135
Percentage of aggregate indebtedness to net capital		.62 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There are no material differences between the computation above and the computation included in the filing of the December 31, 2025 Unaudited FOCUS Report, Form X-17A-5, Part II.

See report of independent registered public accounting firm.

APA Securities, LLC

Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-3
and Statement Pursuant to Rule 17a-5(d)(2)(iii)

December 31, 2025		
Credit Balance:		
Free credit balances and other credit balances in customers' security accounts	$	**351,957**
Total 15c3-3 Credits		**351,957**
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		-
Total 15c3-3 Debits		-
Reserve Computation:		
Excess of total credits over total debits		**351,957**
Amount held on Deposit in "Reserve Bank Accounts," Including Value of Qualified Securities, at December 31, 2025	$	**581,446**
Required Deposit	$	-
Frequency of Computation - Weekly		

*There was no required deposit as of December 31, 2025

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There are no material differences between the computation above and the computation included in the filing of the December 31, 2025 Unaudited FOCUS Report, Form X-17A-5, Part II.

See report of independent registered public accounting firm.

APA Securities, LLC

Schedule III
Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2025

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2025 (for which instructions to reduce to possession or control had been issued as of December 31, 2025 but for which the required action was not taken by the Company within the time frame specified under Rule 15c3-3)	**None**
Number of items	**None**
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued by the Company as of December 31, 2025, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	**None**
Number of items	**None**

See report of independent registered public accounting firm.

APA SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)3

YEAR ENDED DECEMBER 31, 2025



BerryDunn
BDMP Assurance, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Managing Member of
APA Securities, LLC

We have examined the statements of APA Securities, LLC (the Company), included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2025; (2) the Company's internal control over compliance was effective as of December 31, 2025; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or FINRA Rule 2231 Customer Account Statements that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2025; the Company complied with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025; and the information used to assert compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

BDMP Assurance, LLP

Portland, Maine
February 25, 2026



APA Securities
MEMBER FINRA, SIPC

Compliance Report

APA Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2025;

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2025;

4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

I, Richard Yeates, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Richard Yeates, President
APA Securities, LLC

February 25, 2026